Filed by WellPoint Health Networks Inc.
                               pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                               Subject Company: RightCHOICE Managed Care, Inc. Commission File No.: 1-15907

                                     *****

Beginning October 29, 2001 and continuing from time to time thereafter, certain of the following slides will be used by senior management of WellPoint Health Networks Inc. in making presentations to analysts and investors in meetings and conferences.

                                     *****

[Slide 1]

Salomon Smith Barney Healthcare Conference
------------------------------------------------------------------------------

Leonard D. Schaeffer
Chairman and CEO
WellPoint Health Networks Inc.

October 30, 2001    [WellPoint Logo]
------------------------------------------------------------------------------

[Slide 2]

Agenda
------------------------------------------------------------------------------
WellPoint's Business

Growth Strategy

Financial Performance      [WellPoint Logo]
------------------------------------------------------------------------------

[Slide 3]

One Company - Multiple Brands [Phrase "WLP Business" in upper right-hand corner]
------------------------------------------------------------------------------
W-E-L-L-P-O-I-N-T
[Logos of:
BlueCross of California
BlueCross BlueShield of Georgia
BlueCross BlueShield of Missouri (Pending)
UniCare
Healthlink (Pending)]      [WellPoint Logo]
------------------------------------------------------------------------------

[Slide 4]

Focus on Operations  [Phrase "WLP Business" in upper right-hand corner]
------------------------------------------------------------------------------

[Box containing phrase "Business Plan"]
[Right Arrow pointing to a circle chart depicting Financial &
Operational Integrity:
1.   Develop & Manage Networks & Quality
2.   Design Plans & Products to Meet Customer Needs
3.   Price Right
4.   Sell/Renew Profitable Business
5.   Bill Timely & Correctly
6.   Collect Timely & Completely
7.   Pay Claims Timely & Accurately]
[Right Arrow pointing to box containing phrase "Increased Satisfaction":
-Members
-Associates
-Health Care Professionals
-Distribution Channels
-Payors
-Shareholders]

[Box containing phrase "Common Technology Infrastructure"]    [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Five]

Significant Diversification  [Phrase "WLP Business" in upper right-hand corner]
------------------------------------------------------------------------------
[Right Arrow pointing to phrase "Customers" and three graphics:
-Graphic One:  Woman in coat, eyeglasses in hand, talking on telephone
-Graphic Two: Five people in conference room - four seated at table, and one man standing in background with pointer in front of easel
-Graphic Three: Bird's-eye view of three towering buildings, streets intersecting below.]

[Right Arrow pointing to phrase "Products" and angled list:
-Open Access
-PPO
-Choice-based
-HMO
-ASO]   [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Six]

Diversity of Customer Base   [Phrase "WLP Business" in upper right-hand corner]
------------------------------------------------------------------------------
September 30, 2001 Enrollment
[Pie Chart:
-3,411,000 Large Group ASO
-318,000 Seniors
-702,000 Medi-Cal
-283,000 State Sponsored Programs
-1,170,000 Individual
-1,078,000 Small Group
-3,031,000 Large Group Insured]

Note: Excludes RightCHOICE [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Seven]

Product Choice    [Phrase "WLP Business" in upper right-hand corner]
------------------------------------------------------------------------------

[Flow Chart:
Medical
-Hybrid
      -Indemnity
      -PPO
      -POS
      -HMO

Specialty:
-Pharmacy
-Dental
-Behavioral Health
-Life/Long Term Care
-Disability
-Medical Management
-Network Access]

[Box containing phrase "CHOICE = VALUE"]    [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Eight]

Focus on Open Access Products [Phrase "WLP Business" in upper right-hand corner]
------------------------------------------------------------------------------
As of September 30, 2001
[Pie Chart:
-Open Access Membership 69%
-HMO Membership 31%]
[WellPoint Logo]
------------------------------------------------------------------------------

[Slide Nine]

Why Regional Concentration?  [Phrase "WLP Business" in upper right-hand corner]
------------------------------------------------------------------------------
[Right Arrow Bullet Points:
-Health care is locally delivered and locally consumed
-Better network leverage
-Greater actuarial precision
-More efficient marketing/operations]

[Graphic of United States highlighting particular states]
[WellPoint Logo]
------------------------------------------------------------------------------

[Slide Ten]

Why These Geographies?     [Phrase "WLP Business" in upper right-hand corner]
------------------------------------------------------------------------------
[Graphic of United States with California, Missouri & Georgia highlighted in black; New York, Massachusetts, New Jersey, Maryland, Virginia, Ohio, Illinois, Indiana, Michigan, and Texas highlighted in gray; all other states white (blank)]
[Right arrow bullet points:
-Over 50% of U.S. population located in these geographies
-Providers familiar with managed care
-Favorable regulatory environments
-Population growth: 2000-2005*]
[From left to right, beneath last bullet point, state initials underscored with percentages below:
CA/ 6.5%
GA/ 9.5%
MO/ 3.0%
IL/ 2.4%
TX/ 8.3%
U.S./ 4.5%]

*US Census Bureau/CACI Marketing Systems    [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Eleven]

Agenda
------------------------------------------------------------------------------
[Right Arrow Bullet Points:
-WellPoint's Business
-Growth Strategy [Language contained in a box]
-Financial Performance]    [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twelve]

Growth Strategy   [Phrase "Grow Enrollment" in upper right-hand corner]
------------------------------------------------------------------------------
[Descending Flow Arrow Graphic:
Internal Growth
Increase Market Share
Enrollment Growth 5%]

[Right Arrow Bullet Points]
-Design products that meet customer needs
-Provide superior service for members
-Specialty products opportunities [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirteen]

Strong Member Growth Record   [Phrase "Grow Enrollment" in upper
                              right-hand corner]
------------------------------------------------------------------------------
[Bar Graph:
Left vertical column, descending
-10,000
-8,000
-6,000
-4,000
-2,000
-0
Right to left horizontal column, ascending
California Membership Growth:
7%/1995/2,797
27%/1996/4,485
17%/1997/6,638
7%/1998/6,892
15%/1999/7,300
8%/2000/7,869
7%*/3Q01/9,993

*9/30/01 vs 9/30/00]       [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Fourteen]

Products That Meet Customer Needs   [Phrase "Grow Enrollment" in upper
                                    right-hand corner]
------------------------------------------------------------------------------
PlanScape: Low price point products for individuals [Language contained in a box]
[Right arrow bullet points:
       -Attract laid-off workers
       -Tap uninsured market]
FlexScope: Defined contribution plan for small employers [Language contained in a box]
[Right arrow bullet points:
       -Mitigate financial exposure
       -Tax-advantaged choice
       -Tap uninsured market]     [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Fifteen]

Products That Meet Customer Needs   [Phrase "Grow Enrollment" in upper
                                     right-hand corner]
------------------------------------------------------------------------------
[Right arrow bullet point: Leverage national Blue Card program
[Boxed logos descending right
Blue Cross of California
Blue Cross Blue Shield of Georgia
Blue Cross Blue Shield of Missouri
Other Blue Plans] [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Sixteen]

Specialty Product Opportunities     [Phrase "Grow Enrollment" in upper
                                    right-hand corner]
------------------------------------------------------------------------------
% Penetration of Medical Membership
[Bar Graph:
Left vertical column, descending
-70
-60
-50
-40
-30
-20
-10
-0
Right to left horizontal column, ascending
-Pharmacy/66%
-Behavioral Health/46%
-Dental/22%
-Life/21%
-Disability/10%]  [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Seventeen]

Growth Strategy   [Phrase "Manage Costs & Quality" in upper right-hand corner]
------------------------------------------------------------------------------
[Descending double arrow graphic:
Arrow one
-Internal Growth
[Bullets]
         -Design products to meet customer needs
         -Provide superior service to members
         -Specialty products opportunities
-Increase Market Share
-Enrollment Growth 5%

Arrow two
-Price Right:
-L.T. Medical Trend at 5%
-Revenues Increase 10%
-MLR Remains Constant
-Increase Gross U/M 10%]

[Right arrow bullet points:
-Effectively manage medical costs and quality
-Price products to cover medical cost trends]        [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Eighteen]

Network Evolution          [Phrase "Manage Costs & Quality" in
                           upper right-hand corner]
------------------------------------------------------------------------------
[Boxed heading, left side of page containing phrase "Segmented Networks"] [Quadrant Pyramid
-Hospitals
-Subspecialists
-Specialists
-Primary Care Physicians]

[Boxed heading, right side of page containing phrase "Market Opportunities"] [Right arrow bullet points:
-Centers of Excellence
          -Narrow network for high cost procedures
-Millenium
         -Members have more knowledge of cost
-Alliance
         -Targeted to low income and uninsured
-Direct Contract
         -Agreements with failed medical group MDs]  [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Nineteen]

Targeted Medical Management         [Phrase "Manage Costs & Quality" in
                                    upper right-hand corner]
------------------------------------------------------------------------------
[Boxed heading, right side of page containing phrase "WellPoint Membership"] [Column graphic, descending triad
-8%
-24%
-68%]
[Corresponding arrows leading to column graphic, descending triad under boxed heading containing phrase "WellPoint Medical Costs":
-70%
-23%
-7%]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty]

Targeted Medical Management         [Phrase "Manage Costs & Quality" in
                                    upper right-hand corner]

["WellPoint Membership" column graphic, descending double:
-20%
-80%]

[Arrow pointing from 20% figure to circle graphic:
Members with chronic conditions
-------------------------------
[Bullets]
-Asthma
-Congestive Heart Failure
-ESRD
-Diabetes
-Depression
-Oncology
-High risk pregnancy
-Etc.]

["90%" arrow pointing from circle graphic to "8%" figure under "WellPoint Membership" column graphic, descending triad:
-8%
-24%
-68%
Corresponding arrows to "WellPoint Medical Costs" column graphic, descending triad:
-70%
-23%
-7%
[8% is linked to 70%, 24% is linked to 23%, and 68% is linked to 7%]] [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-One]

Disease Management Program Design Elements  [Phrase "Manage Costs & Quality"
                                            in upper right-hand corner]
------------------------------------------------------------------------------

[Circle graphic with four spokes with phrase "EVALUATE" next to each spoke. Boxed headings inside circle connected by arrows containing the phrases:
-Identification
-Stratification
-Interventions
-Outcomes]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-Two]

Outcomes:  Diabetes Program         [Phrase "Manage Costs & Quality" in upper
                                    right-hand corner]
------------------------------------------------------------------------------
Outcomes
[Two bar graphs:
Bar graph one, left side of page, "Inpatient Utilization for DCM Participants vs. Non-Participants"
Descending left vertical column:
-12.0
-10.0
-8.0
-6.0
-4.0
-2.0
-0.0
Ascending horizontal column, left to right
-Avg. Number of Admissions per Patient:
         -1.52. Program Participants
         -1.90 Non-Participants
-Avg. Number of Days Used per Patient
         -6.79 Program Participants
         -11.26 Non-Participants
-ALOS
         -4.46 Program Participants
         -5.92 Non-Participants

Bar graph two, right side of page, Average Number of ER Admissions per Patient Descending left vertical column
-Average Number of ER Admissions per Patient
-2.0
-1.0
-0.0
Ascending horizontal column, left to right
-1.34 Program Participants
-1.70 Non-Participants]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-Three]

Outcomes:  Diabetes Program         [Phrase "Manage Costs & Quality" in upper
                                    right-hand corner]
------------------------------------------------------------------------------
Average HgbA1c Test Results by Number of Years Enrolled
[Bar graph
Left vertical column, descending, "Average HgbA1c Test Result"
-9.0
-8.5
-8.0
-7.5
-7.0
-6.5
-6.0
Ascending horizontal column, left to right
-Baseline Tests/8.80
-<1 Year/8.54
-1-1.99 Years/8.21
-2-2.99 Years/7.63
-3-3.99 Years/7.50

Horizontal lines running through graph
-Target range 7.25
-Normal range 6.5]

Number of Years Enrolled in Program         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-Four]

Outcomes: Asthma Program [Phrase "Manage Costs & Quality" in upper right-hand corner]
------------------------------------------------------------------------------
Asthma Program Decreased Emergency Room Visits
Baseline: 1998  Re-Measure: 2000*
[Bar graph
Left vertical column, descending, "per 1000 members"
-400
-300
-200
-100
-0
Ascending horizontal column, left to right
-All Members
         -Before/210
         -After/50/79% decrease[down arrow]
-High-Risk Adult
         -Before/300
         -After/110/59% decrease[down arrow]
-High Risk Child
         -Before/330
         -After/95/72% decrease[down arrow]]

Results are statistically significant.
*Baseline period is 12 months prior to identification and varies by member.
Re-measurement period is 24 months post baseline.    [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-Five]

Outcomes: Oncology Program [Phrase "Manage Cost & Quality" in upper right-hand corner]
------------------------------------------------------------------------------
Outcomes
[Two bar graphs:
Graph one, left hand side of page: Inpatient Utilization for DCM Participants vs. Non-Participants
Left vertical column, descending
-10.0
-8.0
-6.0
-4.0
-2.0
-0.0
Ascending horizontal column, left to right
-Avg. Number of Admissions per Patient
   -1.43 Program Participants
   -1.74 Non-Participants
-Avg. Number of Days Used per Patient
   -5.57 Program Participants
   -8.51 Non-Participants
-ALOS
   -3.90 Program Participants
   -4.89 Non-Participants

Graph two, right hand side of page: Average Number of ER Admissions per
Patient
Left vertical column, descending
-1.25
-1.00
-0.75
-0.50
-0.25
-0.00
Ascending horizontal column, left to right
Program Participants/0.57
Non-Participants/1.04      [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-Six]

Outcomes: CHF PROGRAM [Phrase "Manage Costs & Quality" in upper right-hand corner]
------------------------------------------------------------------------------
CHF Program Decreased Hospital Admissions
Baseline: 1998 Re-Measure: 2000*
[Bar graph
Left vertical column, descending, "per 1000 members"
-700
-600
-500
-400
-300
-200
-100
-0
Ascending horizontal column, left to right
-All Members
    -Before/510
    -After/250/49% decrease[down arrow]
-High Risk
    -Before/650
    -After/410/35% decrease[down arrow]
-Low Risk
    -Before/450
    -After/200/55% decrease[down arrow]

Results are statistically significant.
*Baseline period is 12 months prior to identification and varies by member.
Re-measurement period is 24 months post baseline.    [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-Seven]

WLP'S New Physician Incentive Bonus Program [Phrase "Manage Costs & Quality" in upper right-hand corner]
------------------------------------------------------------------------------
[Right arrow bullet points:
-Shift incentive budget to emphasize quality and patient satisfaction
[Graphic of dollar sign leading to right arrow leading to
boxed heading "Quality Outcomes"]
-Greater focus on business practice performance
-Use scorecard as measurement tool
[Boxed Graphic: "Scorecard"]]   [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-Eight]

Pricing Flexibility Throughout the Year     [Phrase "Price Right" in
                                            upper right-hand corner
------------------------------------------------------------------------------
[Bar graph
Left vertical column, descending, "Percent of Risk Membership"
-50
-40
-30
-20
-10
-0
Ascending horizontal column, left to right
Q1/32%
Q2/7%
Q3/14%
Q4/7%
Anytime (Usually 2H)/40%)
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Twenty-Nine]

Growth Strategy
------------------------------------------------------------------------------
[Descending arrow flow chart:
[First Arrow]
-Internal Growth
[Bullet Points]
         -Design products to meet customer needs
         -Provide superior service to members
         -Specialty products opportunities
-Increase Market Share
-Enrollment Growth 5%
[Second Arrow]
-Price Right
[Bullet Points]
         -Effectively manage medical costs and quality
         -Price products to cover medical costs
-Revenues Increase 10%/MLR Remains Constant
-Increase Gross U/M 10%
[Third Arrow]
-Flat SG&A PMPM
-Increase net U/M 14%
[Right arrow bullet points]
         -Spread fixed costs over a larger membership base
         -Improve efficiency and productivity through technology]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty]

Areas of Opportunity [Phrase "Manage Costs" in upper right-hand corner]
------------------------------------------------------------------------------
[Arrow flow chart
Right arrow, "e-Business Initiatives"
         -Members [right arrow] Member Self Service
         -Employers [right arrow] Employer Access
         -Distribution Channels [right arrow] Agent Connect
         -Hospitals / MDs [right arrow] Provider Access
[Computer screen graphics displaying mock website pages]
Right arrow, "Interactive Voice Response Unit"
         -[Right arrow] 30% of customer service calls completed by IVR
         -[Right arrow] $0.10 per IVR call VS. $5.00 per call handled by customer service representative]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty One]

Re-engineering of Claims Submission [Phrase "Manage Costs" in upper right-hand corner]
------------------------------------------------------------------------------
[Arrow flow chart
Right arrow, "Provider connectivity"
[Boxed Units]
    -BCC = 70%
    -BCBSGA = 56%
    -UNICARE = 53%

[Right arrow]
    -Process over 100 million claims per year
    -$7.50 on average per paper claim
    -$3.50 on average per e-based transaction
    -For every 1 hospital visit = 1.5 claims generated
    -Telecommuting improves claims processing by 5 - 10% on average] [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty Two]

Growth Strategy
------------------------------------------------------------------------------
[Arrow flow chart down
-[Bold] Internal Growth
-Increase Market Share
-Enrollment Growth 5%
[Arrow head]
-Price Right
-L.T. Medical Trend at 5%, Revenues Increase 10%, MLR remains Constant -Increase gross U/M 10%
[Arrow head]
-Flat SG&A PMPM
-Increase Net U/M 14%
[Arrow head]
-Cash Flow => Net Income
[Leading Arrow labeled, "15% Net Income Growth" to mock up stock chart showing WLP stock price rising steadily; [bold] Enhanced Shareholder Value]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty Three]

Strong Cash Flow [Phrase "15% EPS Growth" in upper right-hand corner]
------------------------------------------------------------------------------
[Horizontal rising bar chart, left hand corner
[Boxed Title] $1.6 Billion Net Income; $2.8 Billion cash Flow*
[Y Axis] $ in Millions 0 - 800
[X Axis] Year 1996 - 2000, 3Q01YTD
-1996 Net Income $200 Million
         Cash flow from continuing operations $300 Million
-1997 Net Income $210 Million
         Cash flow from continuing operations $420 Million
-1998 Net Income $220 Million
         Cash flow from continuing operations $320 Million
-1999 Net Income $240 Million
         Cash flow from continuing operations $720 Million
-2000 Net Income $310 Million
         Cash flow from continuing operations $590 Million
-3Q01 Net Income $300 Million
YTD Cash flow from continuing operations $320 Million
[note] *Net of Capital Expenditures]

[Connected point chart, right hand corner
[Boxed Title] Debt / Cap Ratio
[Y Axis] % 0 - 60
[X Axis] 2Q96 - 2Q00, 3Q01
-2Q96 52%
-2Q97 29.9%
-2Q98 18.9%
-2Q99 17.3%
-2Q00 22.3%
-3Q01 30.5%
[note] Note: Since August 1998, WLP has purchased 10.4 million shares of its common stock at a total cost of $667 million (thru 9/30/01)]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty Four]

Growth Strategy
------------------------------------------------------------------------------
[Arrow flow chart, left hand corner
[bold] Internal Growth
-Increase Market Share
-Enrollment Growth 5%
[Arrow head]
-Price Right
-L.T. Medical Trend at 5%, Revenues Increase 10%, MLR Remains Constant -Increase Gross U/M 10%
[Arrow head]
-Flat SG&A PMPM
-Increase Net U/M 14%
[Arrow head]
-Cash Flow => Net Income
[Leading arrow] labeled "15% Net Income Growth" to mock up stock chart showing WLP Stock price rising steadily. [Bold] Enhanced Shareholder Value] [Arrow flow chart, right hand corner
[bold] Mergers / Acquisitions
-Identify M&A targets
 [Bullet points]
   -Indemnity lives
   -Managed Care Companies
   -Specialty Businesses [end]
-Due Diligence
[Arrow head]
-Determine Opportunities for WLP Competencies to Create value
[Bullet points]
    -Market Share
    -Geographic Concentration
    -Regulatory Environment
    -Population Density
    -Integration Process
    -Strategic fit / product mix
    -Competitor implications [end]
-Negotiation & Transition Planning
[Box]
-Evaluate Capital Allocation
-Expected returns [scale graphic] Cost of Capital
[Leading arrow] labeled "Value Creation" to mock up stock chart showing WLP stock price rising steadily]. [Bold] Enhanced Shareholder Value
------------------------------------------------------------------------------

[Slide Thirty Five]

The RightChoice Merger [Phrase "M&A Growth" in upper right-hand corner]
------------------------------------------------------------------------------
[Boxed title] A Very Compelling Transaction
[Right arrow] Adds a strong, faster growing organization
[Right arrow] Supports WLP's growth strategy with significant market share in a key geographic region
[Right arrow] Diversifies WLP's business profile
[Right arrow] Strengthens management depth
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty Six]

Transaction Summary [Phrase "M&A Growth" in upper right-hand corner]
------------------------------------------------------------------------------
[Right arrow] Transaction valued at approximately $1.3 Billion or $66 per
RIT share
   -[Right arrow] 30% of consideration in cash (taxable)
   -[Right arrow] 70% of consideration in WLP stock (tax - free) at a fixed exchange ratio
[Right arrow] Merger expected to yield returns in excess of WLP's cost of capital
   -[Right arrow] Similar product portfolio and culture minimizes integration risks
   -[Right arrow] Achievable revenue and cost synergies
[Right arrow] Merger expected to close 1Q02
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty Seven]

RIT Enrollment Growth [Phrase "M&A Growth" in upper right-hand corner]
------------------------------------------------------------------------------
[Two horizontal bar graphs
Bar graph one:
[Boxed Title] Risk (in thousands)
1998     475
1999     472
2000     512
3Q01     546
Bar graph two:
[Boxed Title] Self-Funded (in thousands)
1998     1,736
1999     1,925
2000     2,187
3Q01     2,278]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty Eight]

Enhanced Midwest Presence [Phrase "M&A Growth" in upper right-hand corner]
------------------------------------------------------------------------------
(Members in Thousands)
[Map of the Midwest depicting Iowa, Illinois, Indiana, Kentucky,
West Virginia, Missouri, Arkansas]
[Table
-RightCHOICE
         -Right Choice for Missouri 2,407
         -Right Choice for Illinois 371
         -Other Right Choice States 46
         -Total 2,825
-WellPoint
         -WellPoint for Missouri 29
         -WellPoint for Illinois 533
         -WellPoint for Other Right Choice States 154
         -Total 716
-Total
         -Total for Missouri 2,436
         -Total for Illinois 904
         -Total for other Right Choice States 200
         -Grand Total 3,541]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Thirty Nine]

Strong Missouri Market Share [Phrase "M&A Growth" in upper right-hand corner]
------------------------------------------------------------------------------
[Bar Graph
-1999
         -Total Missouri Market Share 27.8%
         -Metro St. Louis Market Share 38.9%
         -Outside Missouri Market Share 21.5%
-2000
         -Total Missouri Market Share 31.5%
         -Metro St. Louis Market Share 43.4%
         -Outside Missouri Market Share 24.7%
-2001
         -Total Missouri Market Share 32.5%
         -Metro St. Louis Market Share 46.0%
         -Outside Missouri Market Share 24.7%]
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Forty]

Diversifies WLP Business Profile [Phrase "M&A Growth" in upper right-hand corner]
------------------------------------------------------------------------------
[Arrow Points]
[Right arrow] Medical membership by Geography
[Circle Graphs
-1996
         -100% California
-2001*
         -58% California
         -19% Georgia
         -2% Midwest
         -21% Other
         * as of 9/30/01
-Post Merger**
         -46% California
         -15% Georgia
         -23% Midwest
         -16% Other
         ** WLP & RIT combined as of 9/30/01]
[Right arrow] Significant growth in "non-regulated" business
         [Right arrow] Self-funded accounts represent half of RIT profitability [Right arrow] Expansion of WellPoint PBM
         [Right arrow] Penetration of additional specialty products
         [WellPoint logo]
------------------------------------------------------------------------------

[Slide Forty One]

Management Depth [Phrase "M&A Growth" in upper right-hand corner]
------------------------------------------------------------------------------
[Arrow Points]
[Right arrow] RIT management team has significant health care experience
         [Right arrow] Turnaround capabilities
         [Right arrow] Track record of business growth
[Right arrow] Strong knowledge of regional marketplace
[Right arrow] Experience managing "Blue" and "Non-Blue" business
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Forty Two]

Agenda
------------------------------------------------------------------------------
[Right arrow] WellPoint's Business
[Right arrow] Growth Strategy
[Bold and boxed right arrow] Financial Performance
         [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Forty Three]

Historical Perspective [Phrase "Financial Performance" in upper right-hand corner]
------------------------------------------------------------------------------
[Line graph comparing % variance of stock performance to date
WLP Stock Performance
May 1996 - October 2001
[Summary] WLP percentage increase was greater in ending over the term from 5/96 to 10/01 than MS HMO and the S&P 500 by a minimum 80%.]
   [WellPoint Logo]
------------------------------------------------------------------------------

[Slide Forty Four]

WLP Financial Highlights[Phrase "Financial Performance" in upper right-hand corner]
------------------------------------------------------------------------------
[Bar graph, left hand corner
[Boxed Title] Total Revenue (in billions)
1996 $4.0
1997 $5.6
1998 $6.5
1999 $7.5
2000 $9.2
YTD 3Q01 $9.0]
[Bar graph, right hand corner
[Boxed Title] Net Income* (in Millions)
1996 $198.5
1997 $224.9
1998 $263.0
1999 $297.2
2000 $342.3
YTD 3Q01 $304.9
* Net income from continuing operations excluding one-time items]
     [WellPoint Logo]
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

[Slide Forty Five]

WellPoint Financial Highlights [Phrase "Financial Performance" in upper right-hand corner]
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[Table]
($ in millions except EPS)
[Boxed Title] WellPoint
-Revenues
         -Revenues for 3Q01 $3,245
         -Revenues for 3Q00 $2,353
-Loss Ratio
         -Loss Ratio for 3Q01 81.7%
         -Loss Ratio for 3Q00 80.7%
-SG&A Ratio
         -SG&A Ratio for 3Q01 17.5%
         -SG&A Ratio for 3Q00 18.5%
-Net Income
         -Net Income for 3Q01 $108.4
         -Net Income for 3Q00 $89.5
-Diluted EPS
         -Diluted EPS for 3Q01 $1.64
         -Diluted EPS for 3Q00 $1.38
[Upwards Pointing Arrow Graphic] 19%
[Boxed Title] RightCHOICE
-Revenues
         -Revenues for 3Q01 $304
         -Revenues for 3Q00 $276
-Loss Ratio
         -Loss Ratio for 3Q01 80.2%
         -Loss Ratio for 3Q00 81.9%
-SG&A Ratio
         -SG&A Ratio for 3Q01 17.7%
         -SG&A Ratio for 3Q00 18.9%
-Net Income
         -Net Income for 3Q01 $21.1
         -Net Income for 3Q00 $8.6
-Diluted EPS
         -Diluted EPS for 3Q01 $1.05
         -Diluted EPS for 3Q00 $0.55
[Upwards Pointing Arrow Graphic] 91%
         [WellPoint Logo]
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

[Slide Forty Six]

Cash Flow/ ROE [Phrase "Financial Performance" in upper right-hand corner]
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[Arrow Points]
[Right arrow] Since May 1996 WLP has:
         [Right arrow] Bought back $667 million of its common stock
         [Right arrow] Completed five acquisitions for $1.0 Billion
         [Right arrow] Increased cash & investments by $2.7 Billion
         [Right arrow] Reinvested $319 Million in PP&E
[Right arrow] Cash flow ratios
[Boxed] Cash ROE 35.7%
[Boxed] Cash P/E 11.1x
         [WellPoint Logo]
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

[Slide Forty Seven]

Bright Future for WellPoint
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[Arrow Points]
[Right arrow] Healthcare = 14% of GDP and growing
[Right arrow] WellPoint: will benefit from increased healthcare spending [Right arrow] Customer focused
         [Right arrow] Operational control
         [Right arrow] Financial strength
[Arrow graphic down, boxed bold "Increase Shareholder Value"]
         [WellPoint Logo]

                                     *****

Cautionary Statements:

Certain statements contained in this filing are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in the Company's various SEC reports, including, but not limited to, the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

This transcript may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE by WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.